UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Windstream Holdings, Inc.
Windstream Services, LLC

Full Name of Registrant

N/A
Former Name if Applicable
4001 Rodney Parham Road
Address of Principal Executive Office (Street and Number)
Little Rock, Arkansas 72212
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Windstream Holdings, Inc. and Windstream Services, LLC (collectively, the “Companies”) are unable to file their quarterly report on Form 10-Q for the period ended June 30, 2019 (the “Quarterly Report”) within the prescribed time period due to a delay in the completion of their financial statements.
As previously reported, on February 25, 2019, the Companies and all of their subsidiaries (collectively, the “Debtors”) filed voluntarily petitions (the “Chapter 11 Cases”) for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. In connection with the Chapter 11 Cases, the Debtors have further analyzed the contractual arrangement (the “Uniti arrangement”) among Windstream and certain subsidiaries of Uniti Group, Inc. (“Uniti”), and on July 25, 2019, the Debtors filed a complaint in the Chapter 11 Cases seeking, among other things, to recharacterize the Uniti arrangement from a lease to a financing. Additionally, Windstream and Uniti are engaged in a mediation process as part of the Chapter 11 Cases. In light of these developments, the Companies are in the process of reevaluating the operating lease accounting treatment for the Uniti arrangement, adopted as of January 1, 2019, pursuant to Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842). As a result, the Companies are determining if there was an error in the adoption accounting for this arrangement, as it is uncertain and may change back to a financing arrangement. A change would have a material impact to the Companies’ consolidated financial statements presented in the Form 10-Q for the period ended March 31, 2019. The impacts of changing the accounting treatment of the Uniti arrangement, as of and for the three months ended March 31, 2019, have been previously quantified and disclosed in Note 1 to the unaudited consolidated financial statements included in the Form 10-Q for the period ended March 31, 2019, filed on May 15, 2019.
Further, the Companies are evaluating internal control deficiency considerations, including the magnitude, associated with these developments. Because the determination of the appropriate accounting treatment of the Uniti arrangement and internal control assessment have not been finalized, and, as the completion of the above-referenced evaluation may result in material changes to the Companies’ financial statements, the Companies will be unable to complete the financial statements and disclosures required to be included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, and are currently unable to determine when they will be able to do so.
Additionally, in accordance with the Debtors’ DIP facility, the Companies are required to provide financial information including a balance sheet and related statements of operations, shareholders equity and cash flows in accordance with GAAP consistently applied within 45 days of quarter end. The Companies are currently evaluating the need for a waiver of this requirement.
Regardless of the accounting treatment for the Uniti arrangement, the Companies’ key non-GAAP financial metrics of Adjusted OIBDAR, Adjusted OIBDA, Adjusted Capital Expenditures, and Adjusted Free Cash Flow would not change.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kristi M. Moody	501	748-7000
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters discussed in Part III above, the Companies are not in a position at this point to provide any specific estimate of anticipated significant changes in results of operations or financial position as of, and for, the quarterly period ended June 30, 2019.
The foregoing statements are based on our current expectations as of the date of this filing and involve a number of risks and uncertainties which may cause actual results to differ, as discussed further below.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Statements in this Form 12b-25 that relate to future results and events are not facts and constitute forward-looking statements. The Company’s expectation regarding the timing of the filing of the Quarterly Report is a forward-looking statement as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by the statement. The statement is subject to certain risks and uncertainties, referenced from time to time in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 and subsequent reports filed with the Securities and Exchange Commission. The Company therefore cautions readers against relying on these forward-looking statements. All forward-looking statements attributable to the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and, except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Windstream Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 12, 2019	By	/s/ Kristi M. Moody
Kristi M. Moody
EVP, General Counsel & Corporate Secretary
Windstream Services, LLC
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 12, 2019	By	/s/ Kristi M. Moody
Kristi M. Moody
EVP, General Counsel & Corporate Secretary
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).